OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Synapse Brokerage LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2012 Northwest Military Highway
(No. and Street)

San Antonio (City) TX (State) 78213 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes (Name) (609) 642-6593 (Area Code – Telephone Number) susan.hayes@synapsefi.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liggett & Webb, P.A.
(Name – if individual, state last, first, and middle name)

1901 South Congress Avenue, Suite 110 (Address) Boynton Beach (City) FL (State) 33426 (Zip Code)

10/08/03 (Date of Registration with PCAOB)(if applicable) 287 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Susan Hayes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Synapse Brokerage LLC_____, as of ___December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TIMOTHY MOOMAW

NOTARY PUBLIC

NEW JERSEY 　50060229

FXP 5/8/22



Signature: _____

Title: _____
Financial & Operations Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SYNAPSE BROKERAGE LLC
(formerly known as
MVP FINANCIAL, LLC)

**Financial Statements and Report of
Independent Public Accounting Firm
Pursuant to Rule 17a-5**

Year Ended December 31, 2021

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Table of Contents
December 31, 2021

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Synapse Brokerage LLC (formerly known as MVP Financial, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Synapse Brokerage LLC (formerly known as MVP Financial, LLC) as of December 31, 2021 and the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Synapse Brokerage LLC (formerly known as MVP Financial, LLC) as of December 31, 2021, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Synapse Brokerage LLC (formerly known as MVP Financial, LLC)'s management. Our responsibility is to express an opinion on Synapse Brokerage LLC (formerly known as MVP Financial, LLC)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Synapse Brokerage LLC (formerly known as MVP Financial, LLC) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the Computation of net capital under SEC Rule 15c3-1, Computation of basic net capital requirement under SEC Rule 15c3-1, Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Synapse Brokerage LLC (formerly known as MVP Financial, LLC)'s financial statements. The supplemental information is the responsibility of Synapse

1

Brokerage LLC (formerly known as MVP Financial, LLC)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commissions is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

We have served as the company's auditor since 2020

Boynton Beach, Florida
February 25, 2022

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,103,099
Prepaid expenses		2,026
Total assets	$	1,105,125

Liabilities and member's equity

Accrued liabilities	$	526
Total liabilities		526
Commitments and contingencies		-
Member's equity		1,104,599
Total liabilities and member's equity	$	1,105,125

The accompanying notes are an integral part of these financial statements.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Operations
For the Year Ended December 31, 2021

Revenues	$	-
Expenses		
Professional fees		51,515
Communications		2,697
Occupancy		600
Regulatory fees		3,357
Other		2,241
Total expenses		60,410
Net loss	$	(60,410)

The accompanying notes are an integral part of these financial statements.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Member's equity, January 1, 2021	$	45,009
Capital contributions		1,120,000
Net loss		(60,410)
Member's equity, December 31, 2021	$	1,104,599

The accompanying notes are an integral part of these financial statements.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities

Net loss	$	(60,410)

Adjustments to reconcile net loss to net
cash used in operating activities:

Increase in prepaid expenses and other assets		(932)
Increase in accrued liabilities		526
Net cash used by operating activities		(60,816)

Cash flows from financing activities:

Cash contributions from member		1,120,000
Net cash provided by financing activities		1,120,000

Net increase in cash | | 1,059,184

Cash - December 31, 2020		43,915
Cash - December 31, 2021	$	1,103,099

Supplemental cash flow information

Cash paid for interest	$	-
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business**

   Synapse Brokerage LLC (the "Company") is a Delaware limited liability company incorporated on January 15, 2004. The Company was formerly known as MVP Financial, LLC and 100% of its membership interest was sold on July 8, 2020 to Synapse Financial Technologies Inc. (the "Member"). The name of the Company was changed on that date. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

   On October 7, 2020 the Company filed a Continuing Membership Application ("CMA") with FINRA to substantially change its approved business operations. On February 4, 2022 FINRA granted the Company's request. The Company's newly approved business activities will include cash management services consisting of a bank sweep program and money market investment alternatives for retail customers using a mobile technology platform. The Company's other business operations were dormant throughout the year ended December 31, 2021.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

   Revenue Recognition
   The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

   The Company earned no revenue during the year ended December 31, 2021.

Cash Equivalents

The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2021. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file franchise tax returns in the State of Texas. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, state taxing authorities have not proposed any adjustment to the Company's tax position.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $1,102,573 which, compared to the requirement of $5,000, results in excess net capital of $1,097,573. The Company's aggregate indebtedness at December 31, 2021 was $526. The ratio of aggreate indebtedness to net capital was .0005 to 1.

As a result of FINRA's approval of the Company's proposed change in business operations, the Company's minimum net capital requirement was raised to $250,000 as of February 4, 2022.

4. Concentrations of Credit Risk and Other Matters

At December 31, 2021 the Company exceeded FDIC limits at its commercial bank by approximately $853,100. The Company has not experienced any losses in this account and believes there is little to no exposure of any significant credit risk. The Company believes that it has no other material credit risk concentrations at December 31, 2021.

5.   **Capital Contributions of Member**

The Company's Member contributed $20,000 in additional capital on July 29, 2021. In anticipation of FINRA's approval of the Company's change in business operations and the resulting increased minimum net capital requirement, the Member contributed an additional $1,100,000 on September 13, 2021.

6.   **Subsequent Events**

On February 4, 2022 FINRA granted the Company's continuing membership application with regard to the Company's request for a material change in its business operations (Footnote 1).

The Company performed an evaluation of events that have occurred subsequent to December 31, 2021 and through February 25, 2022, the date the financial statements were available to be issued, and found no material reportable subsequent events.

SUPPLEMENTAL INFORMATION

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)　　　**Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Net Capital

Total member's equity	$	1,104,599
Less non-allowable assets:		
Prepaid expenses		2,026
Net capital before haircuts on securities positions		1,102,573
Haircuts on securities positions		-
Net capital	$	1,102,573
Aggregate Indebtedness	$	526

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,000
Excess net capital	$	1,097,573
Net capital in excess of 120% of required net capital	$	1,096,573
Ratio of aggregate indebtedness to net capital		.0005 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report, Part IIA, Form X-17a-5.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC) **Schedule II**
Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2021

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

EXEMPTION CERTIFICATION


SYNAPSE BROKERAGE LLC

(Formerly known as MVP FINANCIAL, LLC)

Exemption Report


Synapse Brokerage LLC (formerly known as MVP Financial, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) throughout the fiscal year January 1, 2021 through December 31, 2021.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2021 without exception.

SYNAPSE BROKERAGE LLC
(formerly known as MVP FINANCIAL, LLC)

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



Name: Susan Hayes
Title: Financial & Operations Principal
Date: February 25, 2022

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Synapse Brokerage LLC (formerly known as MVP Financial, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Synapse Brokerage LLC (formerly known as MVP Financial, LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Synapse Brokerage LLC (formerly known as MVP Financial, LLC) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Synapse Brokerage LLC (formerly known as MVP Financial, LLC). stated that Synapse Brokerage LLC (formerly known as MVP Financial, LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. Synapse Brokerage LLC (formerly known as MVP Financial, LLC) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Synapse Brokerage LLC (formerly known as MVP Financial, LLC) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2022